CUSIP No. 664148103                             13G
Page 3 of 3 Pages


               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549
                            _________

                          SCHEDULE 13G
                         (Rule 13d-102)
         INFORMATION TO BE INCLUDED IN STATEMENTS FILED
        PURSUANT TO RULES 13d-1(b)(c), AND (d) AND 13d-2
            UNDER THE SECURITIES EXCHANGE ACT OF 1934

                 Northeast Digital Networks, Inc.
                        (Name of Issuer)

                  Common Stock, $.60 Par Value
                 (Title of Class of Securities)

                            664148103
                         (CUSIP Number)

                         November 30, 1999
     (Date of Event Which Requires Filing of this statement)

     Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     X Rule 13d-1(b)
      Rule 13d-1(c)
      Rule 13d-1(d)
_________________________________________________________________
1. NAME OF REPORTING PERSON Spear, Leeds & Kellogg Capital Markets, a division of Spear, Leeds & Kellogg
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 13-5515160
_________________________________________________________________
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                  (a)
                                                  (b)
_________________________________________________________________
3.   SEC USE ONLY
_________________________________________________________________
4.   CITIZENSHIP OR PLACE OF ORGANIZATION              USA
_________________________________________________________________
NUMBER OF      5.   SOLE VOTING POWER NUMBER OF SHARES
SHARES         ______3,100,000___________________________________
BENEFICIALLY   6.   SHARED VOTING POWER
OWNED BY       __________________________________________________
EACH           7.   SOLE DISPOSITIVE POWER
REPORTING      ______3,100,000___________________________________
PERSON WITH    8.   SHARED DISPOSITIVE POWER
_________________________________________________________________
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

_____________________3,100,000___________________________________

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES
_________________________________________________________________
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9   11.7%
_________________________________________________________________
12.  TYPE OF REPORTING PERSON                               BD
_________________________________________________________________
Item 1.
     Item 1(a): Name of Issuer:
               Northeast Digital Networks, Inc.
     Item 1(b): Address of Issuer's Principal Executive Offices:
               425 Broad Hollow Road, Suite 206
               Melville, NY 11747
Item 2.
     Item 2(a): Name of Person Filing:
               Spear, Leeds & Kellogg Capital Markets
               A division of Spear, Leeds & Kellogg
     Item 2(b): Address of Principal Business Office or, if None,
          Residence:
               10 Exchange Place
               Jersey City, NJ 07302
     Item 2(c): Citizenship:  Limited Partnership organized under the laws of the State of New York.
     Item 2(d): Title of Class of Securities: Common Stock, $.60
                                              par value
     Item 2(e): CUSIP Number: 664148103

Item 3.   If this statement is filed pursuant to Rules 13d-1(b),
          or 13d-2(b) or (c), check whether the person filing is
          a:
     (a) X Broker or dealer registered under Section 15 of the
           Exchange Act,
     (b)  Bank as defined in Section 3(a)(6) of the Exchange Act,
     (c)  Insurance company as defined in Section 3(a)(19) of the
           Exchange Act,
     (d) Investment Company registered under Section 8 of the Investment Company Act,
     (e)  An investment adviser in accordance with Rule 13d-
           1(b)(1)(ii)(E),
     (f)  An employee benefit plan or endowment fund in
           accordance with Rule 13d-1(b)(1)(ii)(F),
     (g)  A parent holding Company, or control person in
          accordance with Rule 13d-1(b)(ii)(G),
     (h) A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.
     (i) A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.
     (j)  Group, in accordance with Rule 13d-1(b)(ii)(J)
If this statement is filed pursuant to Rule 13d-1(c), check this box.
Item 4.   Ownership:
     (a)  Amount Beneficially Owned: 3,100,000
     (b)  Percent of Class: 11.7%
     (c)  Number of shares as to which such person has:
          (i)  Sole power to vote or to direct the vote:
                 3,100,000
          (ii)  Shared power to vote or direct the vote:
          (iii) Sole power to dispose or direct the disposition
                Of: 3,100,000
          (iv)  Shared power to dispose or to direct the
                Disposition of:
Item 5.Ownership of Five Percent or Less of a Class. Not
       applicable.
Item 6.Ownership of More Than Five Percent on Behalf of Another Person. Not applicable.
Item 7.Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent
       Holding Company.    Not applicable.
Item 8.Identification and Classification of Members of the
       Group.         Not applicable.
Item 9.Notice of Dissolution of Group:    Not applicable.
Item 10. Certification. By signing below, I certify, that to the best of my knowledge and belief, the securities referred to above were acquired for the purposes of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

                            SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.
                         December 9, 1999
                         Date
                         Spear, Leeds & Kellogg Capital Markets
                         Spear, Leeds & Kellogg Capital Markets
                         Signature